UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2026

NCR ATLEOS CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 001-41728

Maryland	92-3588560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

864 Spring Street NW

Atlanta, GA 30308

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (832) 308-4999

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NATL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 11, 2026, NCR Atleos Corporation (the “Company”), its subsidiary guarantors (the “Subsidiary Guarantors”), and Citibank, N.A., as trustee (in such capacity, the “Trustee”) and notes collateral agent (in such capacity, the “Notes Collateral Agent”), entered into a supplemental indenture (the “Supplemental Indenture”) to the Indenture, dated September 27, 2023 (the “Indenture”) governing its 9.500% Senior Secured Notes due 2029 (the “Notes”).

The Company and the Subsidiary Guarantors entered into the Supplemental Indenture following receipt of the requisite consents from holders of the Notes pursuant to its previously announced consent solicitation (the “Consent Solicitation”) to amend certain provisions of the Indenture, which expired at 5:00 p.m., New York City time on March 11, 2026. The Consent Solicitation was conducted in connection with the Company’s previously announced agreement to merge (the “Merger”) with The Brink’s Company, a Virginia corporation (“Brink’s”), pursuant to the Agreement and Plan of Merger, dated as of February 26, 2026 (the “Merger Agreement”). The Company solicited consents to amend the defined term “Change of Control” to provide that the Merger will not constitute a Change of Control and to add or amend certain other defined terms contained in the Indenture related to the foregoing (the “Amendments”).

The Supplemental Indenture became effective immediately upon execution, but the Amendments will not become operative until immediately prior to the First Effective Time (as defined in the Merger Agreement) and will cease to be operative if the First Merger (as defined in the Merger Agreement) is not consummated or the Company does not pay the consent fee to the paying agent on behalf of the holders.

The foregoing description of the Supplemental Indenture is a summary and is qualified in its entirety by reference to the Supplemental Indenture, which is attached hereto as Exhibit 4.1 and is incorporated by reference into this Item 1.01.

Item 7.01.	Regulation FD Disclosure.

In connection with the Consent Solicitation, the Company issued a press release on March 11, 2026, announcing the receipt of the consents required to effect the Amendments and the entry into the Supplemental Indenture in connection therewith. A copy of such press release is furnished as Exhibit 99.1 attached hereto and is incorporated herein by reference.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and is not deemed to be “filed” with the Securities and Exchange Commission (the “SEC”) for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of the Company’s under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “assume,” “could,” “estimate,” “expect,” “target,” “possible,” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should”, “will” and similar expressions are based on current expectations and assumptions and are subject to risks, uncertainties and contingencies, many of which are beyond our control and difficult to predict or quantify, and which could cause actual results to differ materially from those that are anticipated.

Factors that could cause actual results to differ include, but are not limited to: Brink’s ability to consummate the proposed transaction with the Company (the “Transactions”); the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; Brink’s ability to finance the Transactions; Brink’s indebtedness, including the substantial indebtedness Brink’s will incur in connection with the Transactions and the need to generate sufficient cash flows to service and repay such debt; failure to consummate any anticipated repayment of the combined company’s indebtedness in the expected timeframe or at all; failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy any other conditions to closing of the Transactions; failure to realize the anticipated benefits and synergies of the Transactions in the expected timeframe or at all, including as a result of a delay in consummating the Transactions; the success of integration plans and the time required to successfully integrate the Company’s operations with those of Brink’s; the focus of management’s time and attention on the Transactions and other potential disruptions arising from the Transactions; the effects of the announcement of the Transactions on Brink’s or the Company’s businesses; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with banks, employees, customers or suppliers) may be greater than expected following the public announcement of the Transactions; Brink’s or the Company’s ability to retain certain key employees following the public announcement of the Transactions; the potential for litigation related to the Transactions; Brink’s or the Company’s ability to obtain certain third party or governmental regulatory consents, approvals or clearances; potential undisclosed liabilities of the Company not identified during the due diligence process; the impact of the Transactions on the market price of Brink’s or the Company’s common stock and/or operating results; and general economic conditions that are less favorable than expected.

Additional information concerning other risk factors is also contained in Part I, Item 1A “Risk Factors” of (i) Brink’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026 and, in each case, in subsequent filings with the SEC.

The forward-looking information included in this Current Report on Form 8-K is representative only as of the date of this Current Report on Form 8-K and Brink’s and the Company undertake no obligation to update, revise or clarify any information contained in this Current Report on Form 8-K or forward-looking statements that may be made from time to time on either of their behalf, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, Brink’s will file with the SEC the registration statement on Form S-4 (the “Registration Statement”), which will include (i) a preliminary joint proxy statement of both companies, the definitive version of which will separately be sent or provided to Brink’s shareholders and the Company’s stockholders, and (ii) a prospectus of Brink’s relating to the offer of Brink’s securities to be issued to the Company’s stockholders in connection with the completion of the Transactions. Brink’s and the Company may also file other documents with the SEC regarding the Transactions. This Current Report on Form 8-K is not a substitute for the Registration Statement, the preliminary proxy statement/prospectus or any other document which Brink’s or the Company may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus (when it is available) and other documents that are filed with the SEC or will be filed with the SEC by Brink’s or the Company (when they become available) through the website maintained by the SEC at http://www.sec.gov or from Brink’s at its website, https://us.brinks.com/ or from the Company at its website, https://investor.ncratleos.com/.

Participants in the Solicitation

Brink’s, the Company, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brink’s or the stockholders of the Company in connection with the Transactions under the rules of the SEC. Information about the interests of the directors and executive officers of Brink’s and the Company and other persons who may be deemed to be participants in the solicitation of shareholders of Brink’s or the stockholders of the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus related to the Transactions, which will be filed with the SEC. Additional information (i) about Brink’s, the directors and executive officers of Brink’s and their ownership of Brink’s Common Stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026, and its definitive proxy statement, as filed with the SEC on March 21, 2025, and other documents subsequently filed by Brink’s with the SEC and (ii) about the Company, the directors and executive officers of the Company and their ownership of the Company Common Stock can also be found in its Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 27, 2026, and its definitive proxy statement, as filed with the SEC on April 4, 2025, and other documents subsequently filed by the Company with the SEC. Free copies of these documents may be obtained as described above. To the extent holdings of Brink’s or the Company’s securities by its directors or executive officers have changed since the amounts set forth in such documents, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus relating to the Transactions when it is filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to the Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

4.1	Second Supplemental Indenture, dated as of March 11, 2026, by and among NCR Atleos Corporation, the Subsidiary Guarantors named therein, and Citibank, N.A.

99.1	Press Release, dated March 11, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCR Atleos Corporation

By	/s/ Ricardo J. Nuñez
Name:	Ricardo J. Nuñez
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: March 12, 2026